February 12, 2025

Alex Peng
Chief Financial Officer
TAL Education Group
5/F, Tower B, Heying Center
Xiaoying West Street, Haidian District
Beijing 100085
People   s Republic of China

       Re: TAL Education Group
           Form 20-F for the Fiscal Year Ended February 29, 2024
           File No. 001-34900
Dear Alex Peng:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended February 29, 2024
Item 5. Operating and Financial Review and Prospects
Results of Operations
Fiscal Year Ended February 29, 2024 Compared to Fiscal Year Ended February 28, 2023,
page 108

1. Your discussion of revenues does not adequately explain the significant reasons why your revenues increased 46%. For each revenue source, please provide the primary drivers of revenue growth including a robust qualitative and quantitative discussion.
       Consider adding statistical data that you believe will enhance a reader's understanding.
       In addition, consider describing the extent to which changes are attributable to changes in prices or to changes in volume or the amount of products or services sold or the introduction of new products or services. Finally, describe any known trends or uncertainties that are reasonably likely to have a material impact. Refer to Item 5 of
       Form 20-F.
 February 12, 2025
Page 2

2. Your discussion comparing the cost of revenues identifies several factors; however, you provide no quantification where a material change is attributed to two or more factors. Where a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. In addition, disclose the underlying reasons for the changes. Please revise your disclosures accordingly.
3. Please revise to discuss changes in gross profit margins. Refer to Item 5 of Form 20-F.
4. Your discussions of general and administrative expenses and interest income do not adequately explain the reasons for the changes. Please revise your disclosures accordingly and take into consideration the guidance provided in the comment above regarding cost of revenues. In addition, clarify why general and administrative expenses remained relatively flat while net revenues increased 46%. Refer to Item 5 of Form 20-F.
Cash Flows and Working Capital, page 111

5. Your current disclosure of cash flows from operating activities appears to repeat information presented in the statements of cash flows. Please provide a more informative discussion and analysis of cash provided and used in working capital accounts such as deferred revenue. Please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Refer to Item 5 of Form 20-F.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at
202-551-
3336 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Yi Gao